July 6, 2012

Via Edgar Transmission and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	The Edelman Financial Group Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on June 22, 2012

File No. 0-30066

Schedule 13E-3 Amendment No. 1

Filed on June 22, 2012

File No. 5-57743

Dear Mr. Hindin:

Set forth below is the response of The Edelman Financial Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 29, 2012 to Amy R. Curtis of Thompson & Knight LLP, counsel to the Company (the “Comment Letter”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Page references in the responses and references to the Proxy Statement are to the most recent amended Proxy Statement filed on the date hereof.

Schedule 13E-3

1.	We note your response to prior comment 1. Please expand upon your explanation as to why you believe Edelman Financial Services, LLC, an affiliate, is not engaged in the Rule 13e-3 transaction, notwithstanding its execution of employment agreements with “certain individuals” referenced in your response. In addition, please identify these individuals in your response letter.
In responding to this comment, please also address the fact that a condition to Parent’s and Merger Sub’s obligation to complete the merger includes the condition that the aggregate dollar amount of assets in the accounts of the clients managed by EFS as of the closing date of the merger shall not have declined by more than 15% since February 29, 2012. Such condition suggests that EFS’ role

Perry J. Hindin July 6, 2012 Page 2

in maintaining the level of assets managed is integral to the consummation of this going private transaction.

In response to your comment, Edelman Financial Services, LLC has been added as a Filing Person to the Schedule 13E-3.

2.	In addition, as noted in the third paragraph of your response to prior comment 1, there is one individual who is an executive officer of EFS that is not an executive officer of the Company. Identify such individual in your response. Please supplement your explanation as to why you believe such person is not an affiliate of the Company given that the definition of affiliate in Exchange Act Rule 13e-3(a)(1) includes persons who, directly or indirectly through one or more intermediaries is controlled by or is under common control with an issuer. If an affiliate, in accordance with this definition, it would appear that such individual is engaged in the Rule 13e-3 transaction given his position as an executive officer of EFS and EFS’ role in the transaction by virtue of the merger condition noted in comment 1. In responding to this comment, please address Questions 201.01, 201.05 and 201.06 the Compliance and Disclosure Interpretations entitled “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.”

In response to your comment, Domenico Conti, the referenced executive officer of EFS, has been added as a Filing Person to the Schedule 13E-3.

3.	Also, please identify in your response letter the Company’s executive officer that has been removed as a filing person. Notwithstanding such person’s expectation that he will not be a Rollover Investor, please address why, as an affiliate, he should not be deemed to be engaged in the going-private transaction. In responding to this comment please refer to Questions 201.01, 201.05 and 201.06 the Compliance and Disclosure Interpretations referenced in the preceding comment.

In response to your comment, Rick Berry, the referenced executive officer of the Company, has been added as a Filing Person to the Schedule 13E-3.

4.	We note your response to prior comments 3 and 23. It is the Staff’s view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company’s financial advisor or the buyer. Given that the Retreat Projections were (1) prepared by or on behalf of the Company, (2) provided to Stephens, the Special Committee’s financial advisor hired to evaluate the potential Rule 13e-3 transaction, and (3) as noted in your response to prior comment 3, referenced in Stephens’ initial presentation to the Special Committee, the Retreat Projections appear to be materially related to the going-private transaction. Notwithstanding management’s opinion that the Retreat Projections are not reliable, please disclose such projections in the proxy statement. The Staff would not object to disclosure that contains qualifications similar to that found in the response to prior comment 23.

Perry J. Hindin July 6, 2012 Page 3

The Company respectfully disagrees with the Staff’s view that the Retreat Projections are materially related to the going-private transaction. Although we will respect the Staff’s determination, it is our view that the Retreat Projections are not materially related to the going private transaction and that the requested disclosure would be confusing and potentially misleading to shareholders. We reach this conclusion for the following reasons:

(1) As described in our revised disclosure, the Retreat Projections did not and do not reflect management’s view of the likely future performance of the Company. Rather, the Retreat Projections were prepared in the course of a management retreat for the purpose of brainstorming ideas with respect to additional lines of business the Company might enter into or acquisitions the Company might make. They did not reflect management’s views of how realistic it was for such matters to be accomplished, nor did they take into account all of the costs associated with such endeavors;

(2) The Retreat Projections were not relied on and did not materially color the analyses underlying Stephens’ fairness opinion nor the determination of the Special Committee or the Board to support the transaction. In fact, as our revised disclosure makes clear, while the Stephens’ November 14th presentation to the Special Committee, as described under “Opinion of Financial Advisor to the Special Committee—Other Presentations by Stephens,” included the Retreat Projections, in that presentation Stephens applied substantial adjustments to the Retreat Projections. These adjustments eliminated results attributable to certain unlikely business initiatives and otherwise revised the Retreat Projections based on more realistic assumptions regarding assets under management and operating expenses. As the disclosure also makes clear, Stephens’ later presentations to the Special Committee referenced only the Revised Projections and ultimately the final Projections(other than comparative information included in the November 21st presentation);

(3) The Retreat Projections were prepared in June 2011, were nearly a year old when the Stephens delivered its fairness opinion and when the Special Committee and the Board approved the transaction, and are now over a year old; and

Perry J. Hindin July 6, 2012 Page 4

(4) In response to the Staff’s comments, we have included detailed disclosure with respect to the Projections, which did form the basis for the analysis supporting Stephens’ fairness opinion, as well as disclosure regarding the existence of other projections(including the Retreat Projections) and the reasons for their exclusion from the proxy statement. We believe that adding additional, superfluous disclosure with respect to projections that did not form the basis for such analysis would not aid the shareholders in evaluating the adequacy of the consideration to be received in the going-private transaction, and to the contrary, would only serve to reduce the informational value of the revised disclosure and confuse shareholders.

5.	We note your response to prior comment 4 and we reissue the comment. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by Stephens, and file any additional presentations, discussions or reports as exhibits pursuant to Item 16 of Schedule 13E-3. In reissuing this comment, we note that the financial analyses provided to us on a supplemental basis have the same title “Project Rocket,” as those presentations currently filed as exhibits and include topics such as “Preliminary Valuation Analysis,” “Preliminary Evaluation of Alternatives “ and “Process Considerations,” all of which suggest that such presentations are materially related to the going-private transaction. In summarizing such presentations, discussions and reports, we would not object to the Company providing only that disclosure that was not duplicative of disclosure already provided so long as such disclosure referred shareholders to the filed exhibits.

In response to the Staff’s comment, the Company has filed the presentations made by Stephens to the Special Committee on November 14, December 14 and December 20, 2011 and on January 18 and March 20, 2012 as exhibits to the amended Schedule 13E-3. The disclosure in the section of the Proxy Statement captioned “Special Factors—Opinion of Financial Advisor to the Special Committee” has been revised to include descriptions and summaries of these presentations as well as the November 21, 2011 and January 25, 2012 presentations.

6.	We note your response to prior comments 13 and 25 and refer you to the second sentence of our comment 4 above. Based on your response to prior comment 13, it appears that you believe earlier versions of the projections disclosed on page 75 are not required to be disclosed because they only deviate immaterially from the projections on page 75. Please revise this section of the proxy statement to disclose the substance of your response to prior comment 13, including:
•	the existence of these earlier projections,
•	that such projections were revised to reflect management’s evolving view of “certain items,”

Perry J. Hindin July 6, 2012 Page 5
•	what those “certain items” were,
•	the Company’s belief that the different versions “deviated only immaterially from one another due to such adjustments,” and
•	what those adjustments were.

Please also provide to the Staff on a supplemental basis the projections provided to Lee Equity and Stephens summarized in the table on page 75 and the earlier versions referenced in your response.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 76-78 to reflect the Staff’s comment. Additionally, the Company will supplementally provide the Staff with the earlier versions referenced in the Company’s prior response.

7.	We note your response to prior comment 15 and the resulting revised disclosure. Please advise whether, and if so where, the information provided by management regarding cash flows and cash flow coverage ratios is included in any of the reports filed as exhibits to the Schedule 13E-3 or provided supplementally to the Staff as part of the Company’s response dated June 22, 2012.

The Company acknowledges the Staff’s comment and respectfully advises that the information provided by management regarding cash flows and cash flow coverage ratios is not included in any of the reports filed as exhibits to the Schedule 13E-3, including those supplementally provided to the Staff as part of the Company’s response dated June 22, 2012. In response to the Staff’s comment, however, the Company has modified the disclosure on page 42 to clarify that the information provided by management was related to the EADV Interests, namely that the payments by Endowment Advisors, L.P. pursuant to the EADV Interests could continue to be made so long as the assets under management of Endowment Advisors, L.P. remained in excess of approximately $1.5 billion.

8.	We note your response to prior comment 18. It still does not appear that the first paragraph of page 49 of the revised proxy statement provides the disclosure related to clause (vi) of Item 1014 of Regulation M-A. In contrast, we note such disclosure is provided in the last sentence of the second paragraph found on page 38 with respect to the Company’s fairness determination and in the last sentence of the last paragraph found on page 51 with respect to the Rollover Investors’ fairness determination. In addition, while your response indicates that none of Parent, Merger Sub and the Lee Equity Filing Persons have made any purchases of the Company’s common stock during the past two years, we note that disclosure on page 114 indicates that other filing persons have made such purchases.

Perry J. Hindin July 6, 2012 Page 6

The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 to reflect the Staff’s comment.

9.	We note your response to prior comment 24. Please provide in your response letter a table identifying the specific revenue growth per business unit and expense increase per category. Please consider disclosing similar information in this section. As currently written, it is unclear how disclosing a range of “0% to 35%” across the Company’s business units and expense categories offers much insight into the assumptions behind the included projections.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 to provide more detailed information regarding assumptions with respect to Edelman Financial Services and Global Financial Services. These units are the Company’s two most significant units, and the Company believes that providing additional detail regarding the remaining units would not be meaningful to its shareholders. The Company will supplementally provide the Staff with a table identifying the specific revenue growth and expense per unit.

10.	We note that Mr. Unger has provided the written statement requested at the end of our prior comment letter on behalf of all filing persons. Please provide such written statement from each filing person.

Each of the Filing Persons has provided the written statements requested below.

If you have any questions regarding any of our responses, please feel free to call me at (713) 993-4645. We would welcome the opportunity to discuss any remaining open items with the Staff by telephone conference.

Sincerely,

/s/ John T. Unger

John T. Unger

In submitting this comment response letter, the Company and the other Filing Persons acknowledge that (i) the Company and the other Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company and the other Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE EDELMAN FINANCIAL GROUP, INC.

By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

SUMMER HOLDINGS II, INC.

By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

SUMMER MERGER SUB, INC.

By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

LEP SUMMER HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Chief Financial Officer

/s/ Thomas H. Lee
THOMAS H. LEE

/s/ George L. Ball
GEORGE L. BALL

Perry J. Hindin July 6, 2012 Page 8

/s/ Fredric M. Edelman
FREDRIC M. EDELMAN

THE EDELMAN FINANCIAL CENTER, INC.

By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

THE EDELMAN FINANCIAL CENTER, LLC

By:	/s/ Edward P. Moore
Edward P. Moore
President

EDELMAN FINANCIAL SERVICES, LLC

By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

/s/ Joseph Bottazzi, II
JOSEPH BOTTAZZI, II

/s/ Bruce R. McMaken
BRUCE R. MCMAKEN

/s/ Edward P. Moore
EDWARD P. MOORE

/s/ Lesley V. Roberts
LESLEY V. ROBERTS

Perry J. Hindin July 6, 2012 Page 9

/s/ Ben T. Morris
BEN T. MORRIS

/s/ Don A. Sanders
DON A. SANDERS

THE 2003 SANDERS CHILDREN’S TRUST

By:	/s/ Don Weir
Don Weir
Trustee

/s/ Rick Berry
RICK BERRY

/s/ Domenico Conti
DOMENICO CONTI